

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 25, 2017

Dr. Jin Huang
President and Chief Executive Officer
Ambow Education Holding Ltd.
12th Floor, Tower 1, Financial Street
Chang'an Center, Shijingshan District
Beijing 100043
People's Republic of China

> **Re: Ambow Education Holding Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed March 23, 2017**
> **File No. 001-34824**

Dear Dr. Huang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications